SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 26/17

Disclosure of Quarterly Information

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), in compliance with the provisions of Article 157 of Law 6,404/76 and the Instruction of the Brazilian Securities Commission (CVM) No. 358/02, hereby informs its shareholders and the market in general that, exceptionally, it will not file with the CVM the Financial Statements for the third quarter of 2017 (ITR 3Q17) within the period established in CVM Instruction 480/09, due to issues related to the financial statements of UEG Araucária - UEGA, a company controlled by one of its subsidiaries, which impacted the work schedule.

COPEL will continue its best efforts to finalize the work of preparing the ITR 3Q17 as soon as possible, confirming its history of compliance with the rules on periodic and occasional information, and promptly inform its shareholders and the market as soon as possible there is a definition of the date of completion of the above work.

As a result, the respective conference call scheduled for November 16 at 10:00 a.m. was canceled, and its scheduling will be in an appropriate time.

Curitiba, November 14, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 14, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.